FIRST TRUST EXCHANGE-TRADED FUND IV
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187


                                 June 17, 2015


Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund IV
         Registration on Form N-1A
         Post-Effective Amendment No. 2
         (Registration Statement File Nos. 333-174332, 811-22559)


Ladies and Gentleman:

     On behalf of the First Trust Global Tactical Asset Allocation and Income Fund (the "Fund"), a series of First Trust Exchange-Traded Fund IV (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on July 13, 2012. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND IV

By:      /s/ Mark R. Bradley
         -------------------------------------
         Mark R. Bradley,
         President and Chief Executive Officer